July 29, 2016
Mara L. Ransom
Assistant Director
Office of Consumer Products
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561
Re:    Spark Energy, Inc.
Preliminary Information Statement on Schedule 14C
Filed July 20, 2016
File No. 001-36559
Dear Ms. Ransom:
Set forth below are the responses of Spark Energy, Inc. (the “Company”, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 26, 2016, with respect to the revised Preliminary Information Statement on Schedule 14C, File No. 001-36559, filed with the Commission on July 20, 2016 (the “Information Statement”).
For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the revised Preliminary Information Statement on Schedule 14C filed with the Commission simultaneously herewith (the “Revised Information Statement”) unless otherwise specified.
General

1.
We note your response to comment 2 and your related amendments and reissue the comment in part. Please provide the information required by Item 14(b)(10) of Schedule 14A with regard to the Major Energy Companies.

RESPONSE:
We acknowledge the Staff’s comment, and respectfully inform the Staff that we are unable to prepare the historical and pro forma per share data of the Major Energy Companies requested by Item 14(b)(10) of Schedule 14A as the Major Energy Companies do not have shares or “units” that individually represent ownership interests. Historically, the ownership interests in each of the Major Energy Companies has been held on a percentage interest basis, thus the membership interests are not divided into LLC units. As such, we respectfully submit it is not possible to perform these calculations to be included in the Revised Information Statement.

Securities and Exchange Commission
July 29, 2016

2.	Tell us what consideration you gave to providing SRR’s opinion to shareholders as an annex to your information statement.
RESPONSE:
We acknowledge the Staff’s comment and have revised the Information Statement to include SRR’s opinion as an annex. Please see Annex B of the Revised Information Statement.
Description of the Transaction
Background of the Transaction, page 5

3.	Please revise to disclose the basis for your “belief that a future acquisition of the Major Energy Companies from NG&E could create more value for the Company’s equity investors.”
RESPONSE:
We acknowledge the Staff’s comment and have revised the Information Statement accordingly. Please see page 5 of the Revised Information Statement.

4.
Please elaborate upon how the proposed $17.10 valuation for the Company’s Class B common stock was initially determined. Explain why the price was increased to $18.00 as of April 27, 2016 and $20.00 as of May 3, 2016 and what you mean when you refer to “it’s current trading price,” considering it does not appear that the Company’s Class B common stock is traded on a national securities exchange.

RESPONSE:
The original price that was offered by NG&E on April 8, 2016 of $17.10 reflected net proceeds per share to Retailco LLC, its affiliate, in a secondary offering of the Company’s Class A common stock undertaken in April 2016.  On April 8, 2016 the Class A common stock of the Company closed at $20.01.  The Special Committee did not accept the price offered by NG&E.  On April 27, 2016 NG&E offered a price of $18.00 which was also rejected by the Special Committee.  At this time the Class A Common Stock closed at $24.13.  After further negotiations, which continued into May 2016, the Special Committee negotiated the valuation of the Class B common stock to be issued in the Major transaction at $20.00 to more closely track the then current 30-day volume weighted average price of the Class A common stock of $20.14 on that date. The basis for such decision was primarily due to the increase in the Class A common stock price while the transaction was being negotiated, and to better address the rationale for the additional consideration being provided in the form of conditional earn-out incentive shares. In connection therewith the Special Committee also negotiated the basis for inclusion of the conditional earn-out incentive Class B common stock issuance of shares to NG&E upon the achievement of certain performance targets.
With respect to the reference to the current trading price, that is a reference to the current trading price of our Class A common stock. The Company’s Class B common stock entitles the holder thereof to the same voting rights as a holder of the Company’s Class A common stock, and

Securities and Exchange Commission
July 29, 2016

holders of Class A common stock and Class B common stock vote together as a single class. However, a holder of the Company’s Class B common stock also owns an equal number of units in the Company’s direct operating subsidiary, Spark HoldCo LLC, a Delaware limited liability company (“Spark HoldCo”). Each unit of Spark HoldCo entitles the holder thereof to the same economic benefits as a holder of the Company’s Class A common stock. Further, a holder of the Company’s Class B common stock has the right to convert such Class B common stock, along with a corresponding number of Spark HoldCo units, into an equal number of shares of Class A common stock of the Company at any time. As a result, because a share of the Class B common stock together with a Spark Holdco unit is the voting and economic equivalent of a share of our Class A common stock and can be converted into Class A common stock at any time, we believe that the trading price of the Class A common stock would effectively be the same for the Class B common stock and Spark Holdco units issued to Retailco.
We acknowledge the Staff’s comment and have revised the Information Statement accordingly. Please see pages 6, 7 and 8 of the Revised Information Statement.

5.	Explain why Class B, as opposed to Class A, common stock is the form of equity consideration to be issued in the transaction.
RESPONSE:
The consideration to be issued in the transaction is a result of the Company’s capital structure. The Company’s Class A common stock is a publicly traded security, and entitles the holder thereof to both the voting and economic benefits of ownership of an interest in the Company, which is a Delaware corporation. As explained above, the Company’s Class B common stock entitles the holder thereof to the same voting rights as a holder of the Company’s Class A common stock, and holders of Class A common stock and Class B common stock vote together as a single class. Holders of Class B Common Stock are not entitled to dividends from the public company; however, a holder of the Company’s Class B common stock also owns an equal number of units in the Company’s direct operating subsidiary, Spark HoldCo LLC, a Delaware limited liability company (“Spark HoldCo”). Each unit of Spark HoldCo entitles the holder thereof to the economic benefits of a holder of the Company’s Class A common stock. Further, a holder of the Company’s Class B common stock has the right to convert such Class B common stock, along with a corresponding number of Spark HoldCo units, into an equal number of shares of Class A common stock of the Company.
As a result of this capital structure, for so long as a holder of the Company’s Class B common stock (and a corresponding number of Spark HoldCo units) receives its economic benefits of ownership in the Company through its ownership of Spark HoldCo units, the holder is able to benefit from the pass-through nature of owning an interest in a limited liability company (as opposed to a corporation) for federal income tax purposes, while retaining the right to vote at the public company level with its Class B common stock. As a result, the Company’s Class B common stock (and a corresponding number of Spark HoldCo units) was a more attractive acquisition currency for this transaction. The recipient of the Class B common stock has the right to convert its Class B common stock and Spark HoldCo units into Class A shares at any time, and those shares of Class A common

Securities and Exchange Commission
July 29, 2016

stock to be issued upon conversion of the Class B common stock (and a corresponding number of Spark HoldCo units) being issued in this transaction is covered under a registration rights agreement.
Reasons for Engaging in the Transaction, page 8

6.
In light of your disclosure on page 6, revise to state, if true, that the transaction value reflects a purchase price payable by you equal to the initial purchase price that NG&E paid to acquire the Major Energy Companies and disclose the transaction value. Please also revise to state, if true, that the purchase agreement terms are substantially the same terms used in the NG&E purchase from the original sellers.

RESPONSE:
We acknowledge the Staff’s comment and have revised the Information Statement accordingly. Please see page 8 of the Revised Information Statement.
Opinion of Financial Advisor to the Special Committee
Opinion of Stout Risius Ross, Inc., page 16

7.
We note the limitation on reliance by shareholders in the fairness opinion provided by SRR where you state that SRR’s opinion was furnished “solely for the use and benefit of the Special Committee...." Because it is inconsistent with the disclosures relating to the opinion, the limitation should be deleted. Alternatively, disclose the basis for SRR's belief that shareholders cannot rely upon the opinion to support any claims against SRR arising under applicable state law (e.g., the inclusion of an express disclaimer in SRR's engagement letter with the Company). Describe any applicable state-law authority regarding the availability of such a potential defense. In the absence of applicable state-law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further disclose that the availability of such a state-law defense to SRR would have no effect on the rights and responsibilities of either SRR or the board of directors under the federal securities laws.

RESPONSE:
We acknowledge the Staff’s comment and have revised the Information Statement to delete the noted limitation. Please see page 17 of the Revised Information Statement.

8.
Please quantify any fees received or to be received by Strasburger and Stout Risius Ross, Inc. relating to any material relationship that existed during the past two years between you and your affiliates and SRR. Please refer to Item 1015(b)(4) of Regulation M-A and Item 14(b)(6) of Schedule 14A.

Securities and Exchange Commission
July 29, 2016

RESPONSE:
We acknowledge the Staff’s comment and have revised the Information Statement accordingly. Please see page 19 of the Revised Information Statement.

9.
Please revise your disclosure to enhance your description of the “series of analyses” SRR performed to derive valuation ranges for the consideration proposed for the transaction. This description should include quantified information that details the various analyses conducted as well as the ultimate range of values arrived at in support of the opinion. Refer to Item 1015(b)(6) of Regulation M-A and Item 14(b)(6) of Schedule 14A.

RESPONSE:
We acknowledge the Staff’s comment and have revised the Information Statement accordingly. Please see pages 19 to 23 of the Revised Information Statement.

10.
Considering it appears that projected financial statements, as well as downside income statement projections, were provided to SRR and were likely used as part of the analyses conducted by SRR, please revise your disclosure to provide these projections.

RESPONSE:
We acknowledge the Staff’s comment and have revised the Information Statement accordingly. Please see pages 17 and 21 of the Revised Information Statement.

*    *    *    *    *

Securities and Exchange Commission
July 29, 2016

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Sarah K. Morgan of Vinson & Elkins L.L.P. at (713) 758-2977 or Adam R. Law of Vinson & Elkins L.L.P. at (713) 758-3350.
Very truly yours,

SPARK ENERGY, INC.

By:    /s/ Gil Melman
Name:    Gil Melman

Title:	Vice President, General Counsel and Corporate Secretary
Enclosures